Exhibit 99.1

Olink reports third quarter 2021 financial results

UPPSALA, Sweden, November 10, 2021 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its financial results for the third quarter of 2021.

Highlights:

•	Revenue was $20.0 million in the third quarter of 2021, representing year over year growth of 82% on a reported basis and 79% on a constant currency adjusted like-for-like basis. Revenues for the nine months ending 30 September 2021 were $51.3 million, representing year over year growth of 91%.

•	Adjusted EBITDA was ($7.9) million in the third quarter of 2021, as compared to $2.9 million in the third quarter of 2020

•	Net loss was ($5.5) million in the third quarter of 2021, as compared to ($0.1) million in the third quarter of 2020

•	Olink reiterates its expectations for full year 2021 revenue to be in the range of $90 million to $92 million, and its plans to continue to accelerate investments into its platform to further accelerate growth

•	First major data delivery and revenue recognition on the UK Biobank Pharma Proteomics Project (“UKBB”), one of the world’s largest studies of blood protein biomarkers conducted to date

•	Second full quarter with the Explore Kit offering in the market; cumulative number of external kit customers was 21 at the end of the third quarter of 2021

•	Explore accounted for 63% of total revenues in Q3. Explore Kit revenue accounted for 15% of Explore revenues in Q3.

“Our dedicated team delivered very strong yearly growth of 82%, and $20.0 million in third quarter revenue, despite headwinds from the COVID resurgence and the timing of some customer activity. We are enthusiastic about the customer feedback and acceptance of the Explore service and kit offerings, as well as the funnel of opportunity for Explore as we head into year end,” said Jon Heimer, CEO of Olink Proteomics. “During the quarter, the first major data delivery on the UK Biobank Pharma Proteomics Project marked an important milestone for the field of proteomics.”

Third quarter financial results:

“Our strong growth as a commercial organization was driven by continued robust execution, as well as our newest product offering, Explore, which accounted for 63% of total revenues in Q3. We remain on track with our investments into the business, the buildup of our Explore externalization pipeline, and our financial guidance of $90 to $92 million for the full year,” said Oskar Hjelm, CFO of Olink Proteomics.

Total revenue for the third quarter of 2021 was $20.0 million, as compared to $11.0 million for the third quarter of 2020. Revenue growth was driven primarily by the Explore platform.

Analysis services revenue for the third quarter of 2021 was $15.1 million, as compared to $6.0 million for the third quarter of 2020.

Kits revenue for the third quarter of 2021 was $3.7 million, as compared to $3.2 million for the third quarter of 2020. Kits revenue was impacted by the timing of installations and shipments, in part due to COVID-19 related supply chain friction, which delayed work on certain projects.

Other revenue was $1.2 million for the third quarter of 2021, as compared to $1.8 million for the third quarter of 2020.

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By geography, revenue during the third quarter of 2021 was $6.9 million in North America, $11.8 million in EMEA (including Sweden), and $1.3 million in China and RoW (including Japan).

Adjusted gross profit was $13.1 million in the third quarter of 2021, as compared to $8.1 million in the third quarter of 2020.

By segment, adjusted gross profit margin for analysis services for the third quarter of 2021 was 59% as compared to 75% in the third quarter of 2020. The decrease in adjusted gross profit percentage is primarily related to reduced operational efficiency associated with the new product offerings and an increase in personnel costs as we have increased our lab capacity. In addition, as we anticipated the UKBB service delivery further reduced our service gross margin.

Adjusted gross profit margin for kits was 91% for the third quarter of 2021, as compared to 83% for the third quarter of 2020.

Adjusted gross profit margin for other was 74% for the third quarter 2021, as compared to 54% for the third quarter of 2020.

Total operating expenses for the third quarter of 2021 were $24.1 million, as compared to $8.6 million for the third quarter of 2020. The increase was largely due to continued investment in commercial organization, research and development and additional cost as a public company.

Net loss for the third quarter of 2021 was ($5.5) million, as compared to ($0.1) million for the third quarter of 2020.

Net loss per share for the third quarter of 2021 was ($0.05) based on a weighted average number of outstanding shares of 119,007,062, as compared to ($0.20) in the third quarter of 2020 based on a weighted average number of outstanding shares of 22,900,000.

Adjusted EBITDA was ($7.9) million for the third quarter of 2021, as compared to $2.9 million for the third quarter of 2020.

2021 guidance:

The company expects full year 2021 revenue to be in the range of $90 million to $92 million. We plan to continue to accelerate investments to further accelerate growth of the company.

Webcast and conference call details

Olink will host a conference call to discuss the third quarter financial results before the market opens on November 10, 2021 at 8:00 a.m. Eastern Time U.S. The dial-in numbers are (833) 562-0120 for domestic callers or (661) 567-1096 for international callers, followed by Conference ID: 3089822. A live webcast of the conference call will be available on the “Investors” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Olink virtual investor day with proteomics KOLs

On November 15th, 2021, from 12:30pm to 3:30pm ET, Olink will host a virtual investor day, providing direct access to key opinion leaders from leading universities and BioPharma companies, discussing exciting research projects where Olink is a proud contributor, while also providing an overview of Olink’s commercial plans.

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2022 annual general meeting of shareholders

Olink will hold its 2022 annual general meeting of shareholders in Uppsala, Sweden, on April 7, 2022. Shareholders are entitled to have items addressed at the annual general meeting if the request has been submitted to the Board of Directors not later than seven weeks prior to the annual general meeting.

Statement regarding use of non IFRS financial measures

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Use of forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2021 revenue outlook, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations.

In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Registration Statement on Form F-1, as amended (File No. 333-257842) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

IR Contact	Media Contact
Jan Medina, CFA, VP Investor Relations & Capital Markets	Andrea Prander, Corporate Communications Manager
Mobile: +1 617 802 4157	Mobile: + 46 768 775 275
jan.medina@olink.com	andrea.prander@olink.com

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of US Dollars	Note	2021	2020	2021	2020
Revenue	4	$19,974	$10,997	$51,290	$26,879
Cost of goods sold		(7,565)	(3,179)	(18,384)	(9,019)

Gross profit		12,409	7,818	32,906	17,860
Selling expenses		(9,035)	(2,777)	(21,718)	(8,446)
Administrative expenses		(11,086)	(4,374)	(35,669)	(12,209)
Research and development expenses		(4,210)	(1,330)	(13,419)	(7,423)
Other operating income/(loss)		276	(94)	1,039	(109)
Operating loss		(11,646)	(757)	(36,861)	(10,327)
Interest expense		(57)	(1,186)	(2,010)	(5,444)
Foreign exchange gain/(loss)		4,853	2,042	(648)	868
Other financial income/(expense)		18	(147)	(1,738)	(578)

Loss before tax		(6,832)	(48)	(41,257)	(15,481)
Income tax benefit/(expense)	5	1,361	(57)	10,890	2,211
Net loss for the period (Attributable to shareholders of the Parent)		$(5,471)	$(105)	$(30,367)	$(13,270)
Basic and diluted loss per share	10	$(0.05)	$(0.20)	$(0.37)	$(1.28)

Other comprehensive (loss)/ income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(16,703)	10,326	(24,089)	10,226
Other comprehensive (loss)/ income for the period, net of tax		(16,703)	10,326	(24,089)	10,226
Total comprehensive (loss)/ income for the period, net of tax		$(22,174)	$10,221	$(54,456)	$(3,044)
Total comprehensive (loss)/ income for the period (Attributable to shareholder of the Parent)		$(22,174)	$10,221	$(54,456)	$(3,044)

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of US Dollars	Note	As of September 30, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets		$319,948	$347,387
Property, plant and equipment		8,564	5,774
Right-of-use asset		8,692	4,684
Deferred tax assets	5	11,730	37
Other long-term receivables		429	133
Total non-current assets		349,363	358,015
Current assets
Inventories		25,976	20,826
Trade receivables		22,394	33,482
Other receivables		4,280	2,856
Prepaid expenses and accrued income		10,420	1,491
Cash at bank and in hand		140,156	8,655
Total current assets		203,226	67,310
TOTAL ASSETS		$552,589	$425,325
EQUITY
Share capital	6	30,964	27,224
Other contributed capital	6	503,953	257,774
Reserves		15,271	39,360
Accumulated losses		(55,025)	(24,658)
Total equity attributable to shareholders of the Parent		$495,163	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	6, 7	5,144	63,965
Deferred tax liabilities	5	28,060	33,193
Total non-current liabilities		33,204	97,158
Current liabilities
Interest-bearing loans and borrowings	6, 7	3,010	2,146
Accounts payable		5,216	6,658
Current tax liabilities		198	506
Other current liabilities		15,798	19,157
Total current liabilities		24,222	28,467
Total liabilities		$57,426	$125,625
TOTAL EQUITY AND LIABILITIES		$552,589	$425,325

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INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30,
Amounts in thousands of US Dollars	Note	2021	2020
Operating activities
Loss before tax		$(41,257)	$(15,481)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		11,176	9,056
Net finance expense		4,396	5,154
Loss on sale of assets		36	-
Share based payment expense	6	636	-
Changes in working capital:
(Increase) in inventories		(6,723)	(3,375)
Decrease in accounts receivable		9,194	7,579
(Increase) in other current receivables		(8,804)	(19)
Increase in trade payables		(1,041)	1,010
(Decrease)/Increase in other current liabilities		(1,821)	7,692
Interest paid		(2,192)	(3,777)
Tax paid		(2,618)	(4,577)
Cash flow used in operating activities		(39,018)	$3,262
Investing activities
Purchase of intangible assets		(4,338)	(6,234)
Purchase of property, plant and equipment		(4,784)	(2,771)
Proceeds from sale of property, plant and equipment		145	-
Acquisition of subsidiaries, net of cash acquired		-	(4,593)
Decrease/(Increase) in other non-current financial assets		(301)	23
Cash flow used in investing activities		$(9,278)	$(13,575)
Financing activities
Proceeds from issue of share capital	6	264,706	13,631
Share issue costs	6	(19,484)	-
Proceeds from interest-bearing loans and borrowings		2,311	8,000
Repayment of interest-bearing loans and borrowings	7	(65,627)	-
Payment of principal portion of lease liability		(1,952)	(1,006)
Cash flow from financing activities		$179,954	$20,625
Net cash flow during the period		131,658	10,312
Cash at bank and in hand at the beginning of the period		8,655	6,162
Net foreign exchange difference		(157)	211
Cash at bank and in hand at the end of the period		$140,156	$16,685

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A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of U.S. Dollars	2021	2020	2021	2020
Operating loss	(11,646)	(757)	(36,861)	(10,327)
Add:
Amortization	2,650	2,570	8,098	7,230
Depreciation	1,106	732	3,078	1,826
EBITDA	(7,890)	2,545	(25,685)	(1,271)
Management Adjustments	39	399	7,861	1,482
Adjusted EBITDA	(7,851)	2,944	(17,824)	211

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Revenue	19,974	10,997	51,290	26,879
Cost of goods sold	(7,565)	(3,179)	(18,384)	(9,019)
Gross Profit	12,409	7,818	32,906	17,860
Gross Profit %	62.1%	71.1%	64.2%	66.4%
Less:
Inventory fair value step up	-	7	-	260
Depreciation charges	691	324	1,892	715
Adjusted Gross Profit	13,100	8,149	34,798	18,835
Adjusted Gross Profit %	65.6%	74.1%	67.8%	70.1%

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